# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cipher Mining Inc., CIK 0001819989
CUSIP: 17253J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Date of event which requires filing of this statement: 07/08/2025
Amends the filing with accession number 0001123292-24-000334
Filed by CIK 0001884407
Persons authorized to receive notices and communications: Stijn Ehren, Strawinskylaan 3051, Amsterdam, Netherlands (P7), 1077ZX, 31 6 29 94 48 88

## Reporting persons
- Bitfury Top HoldCo B.V. (CIK 0001884407): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 48,733,104; sole dispositive power 0; shared dispositive power 48,733,104; aggregate amount beneficially owned 48,733,104 (13.1% of the class)
- Bitfury Holding B.V. (CIK 0001887853): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 4,821,560; sole dispositive power 0; shared dispositive power 4,821,560; aggregate amount beneficially owned 4,821,560 (1.3% of the class)
- Bitfury Group Ltd (CIK 0001887872): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 48,733,104; sole dispositive power 0; shared dispositive power 48,733,104; aggregate amount beneficially owned 48,733,104 (13.1% of the class)
- V3 Holding Ltd (CIK 0001887845): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 95,367,437; sole dispositive power 0; shared dispositive power 95,367,437; aggregate amount beneficially owned 95,367,437 (25.7% of the class)
- Vavilovs Valerijs (CIK 0001887811): type of reporting person: individual (IN); citizenship or place of organization: Georgia (2Q); source of funds: other (OO); sole voting power 0; shared voting power 95,367,437; sole dispositive power 0; shared dispositive power 95,367,437; aggregate amount beneficially owned 95,367,437 (25.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cipher Mining Inc.
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Comment: This Amendment No. 11 ("Amendment No. 11") to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Cipher Mining Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024, Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024, Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on September 4, 2024, Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024 and Amendment No. 10 to Schedule 13D filed with the SEC by the Reporting Persons on November 12, 2024 (the "Original Schedule 13D," and as amended by Amendment No. 11, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b) Residence or business address of each of the Reporting Persons is as follows:

a. Bitfury Holding: Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands;

b. Bitfury Top HoldCo: Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands;

c. BGL: Fieldfisher Riverbank House, 2 Swan Lane, London, United Kingdom EC4R 3TT;

d. V3: Harneys Fiduciary (Cayman) Limited, 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands; and

e. Valerijs Vavilovs: 2102 Cheddar Cheese Tower, PO Box 712650, Dubai, UAE.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 8 and 9, 2025, V3 sold an aggregate of 1,200,000 shares of Common Stock on the open market at an average price of $6.13 per share. These shares represent 2.6% of V3's direct holdings of Common Stock and the sales are part of V3 and Mr. Vavilov's previously disclosed, disciplined, long-term strategy to support personal initiatives for diversification and philanthropy. As of the date of this Amendment No. 11, and as a non-insider shareholder with no involvement in management or representation on the Issuer's board of directors, V3 and Mr. Vavilov are currently committed to a careful, gradual approach of selling on the open market from time to time, with a threshold of not exceeding 5% of the Issuer's average daily trading volume on any given day. The timing and quantity of future sales, if any, will depend on market conditions, the trading price of the Common Stock, and its volume. This disciplined approach reflects V3 and Mr. Vavilov's confidence in the Issuer's long-term growth and stability, and these sales are not indicative of any current change in V3 and Mr. Vavilov's outlook on the Issuer's potential.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

The information in rows 11 and 13 of each of the cover pages of this Amendment No. 11 is incorporated by reference herein. Such information sets forth, as of July 9, 2025, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, based on 371,213,387 shares of Common Stock outstanding as of May 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

The information in rows 7 through 10 of each of the cover pages of this Amendment No. 11 is incorporated by reference herein.

Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 43,911,544 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding.

V3 is the direct holder of 46,634,333 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

In addition to the open market sales reported in Item 4 hereto, the Reporting Persons have engaged in the following open market sales during the past sixty days.

On July 2, 2025, V3 sold 500,000 shares of Common Stock at prices ranging from $5.01 to $5.685, for a volume-weighted average price per share of $5.28.

On July 1, 2025, V3 sold 500,000 shares of Common Stock at prices ranging from $4.56 to $4.9902, for a volume-weighted average price per share of $4.86.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated as of July 10, 2025

## Signatures
- Bitfury Top HoldCo B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (07/10/2025)
- Bitfury Holding B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (07/10/2025)
- Bitfury Group Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (07/10/2025)
- V3 Holding Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (07/10/2025)
- Vavilovs Valerijs: /s/ Valerijs Vavilovs, Valerijs Vavilovs (07/10/2025)